

U.S. Securities and Exchange Commission
Division of Investment Management

August 21, 2024

<u>VIA E-MAIL</u>

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Re: Lord Abbett Municipal Opportunities Fund
        Registration Statement on Form N-2
        <u>Filing Nos.: 333-280949; 811-23987</u>

Dear Mr. Horowitz:

The staff has reviewed the above-referenced initial registration statement ("Registration Statement"), which the Commission received on July 22, 2024. Based on our review, we have the following comments. Capitalized terms have the same meaning as defined in the Registration Statement.

1. **General Comments**

    a. Please confirm whether the Fund intends to issue preferred or debt securities within a year from the effective date of the Registration Statement.

    b. Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

    c. We note that portions of the Registration Statement are incomplete. A full financial review (*e.g.*, seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2. **Cover Page – Investment Strategy**

    a. The disclosure states that the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal bonds and other securities that pay interest exempt from federal income tax. Please clarify what categories and/or types of investments would be considered "other securities that pay interest exempt from federal tax" for rule 35d-1 purposes. Please disclose with specificity the types of principal investments that the Fund will be making and include corresponding risk disclosure.

b. Given the Fund's name, the Fund's policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal bonds and other securities that pay interest exempt from federal income tax must be fundamental. Please make appropriate changes to the SAI and provide disclosure in the prospectus explaining this fundamental policy and the procedures for the Fund to change this 80% policy. *See* rule 35d-1(a)(3) of the Investment Company Act. Also, provide disclosure in the prospectus addressing the status of income from the Fund's investments with regard to state income taxes.

c. The disclosure states that municipal bonds and other securities in which the Fund may invest may pay interest that is subject to the federal alternative minimum tax ("AMT") for certain taxpayers. For clarity, please consider moving this statement to the fourth paragraph in the sub-section that discusses "AMT paper." Please ensure all material risks related to the application of AMT are adequately disclosed, including with respect to the expiration of AMT exemption amounts.

d. The Fund may invest in municipal bonds "with a particular emphasis" on lower rated municipal bonds ("junk bonds"). Please provide a range or estimate of what portion of the Fund's portfolio will be invested in junk bonds.

e. The Fund states that it may invest without limitation in unrated municipal bonds. Please add disclosure clarifying the relationship between this strategy to invest without limitation in unrated municipal bonds and the strategy to invest at least 75% of the Fund's net assets in, among other things, unrated bonds deemed by Lord Abbett to be of comparable quality to municipal bonds rated BBB+/Baa1 or lower.

f. The Fund may invest in defaulted and distressed debt holdings and the disclosure states that such investment strategies are "generally higher risk relative to strategies employed by funds that invest primarily in investment grade municipal bonds." Please delete the word "generally" from the statement.

g. The Fund may invest without limitation in securities of issuers located in a single state, territory, municipality, or region. If the Fund expects to have material exposure through its investments to any particular state, territory, municipality, or region, please disclose this fact in the principal strategies and risks portions of the prospectus.

h. The Fund states that it may invest in other types of derivatives, such as futures, for non-hedging, hedging, or duration management purposes. Please redraft the disclosure regarding any principal investment related to derivatives so that it is tailored specifically to how the Fund expects to be managed and address those derivative strategies that the Fund expects to be the most important for achieving its objectives and that it anticipates will have a significant effect on its performance. *See*, Letter from Barry Miller to the ICI, July 30, 2010.

i. The Fund states that it may invest in individual securities of any maturity or duration. Please provide further disclosure providing context for this sentence. What types of securities are being referenced in this statement? Does this statement apply to all of the Fund's investments, including municipal bonds?

3. **Cover Page – Interval Fund/Repurchase Offers**

   a. Please disclose the intervals between deadlines for repurchase requests, including the anticipated timing of initial repurchase offer.

   b. Include a cross-reference to the prospectus sections that discuss the Fund's repurchase policies and attendant risks. *See* Guide 10 to Form N-2.

4. **Cover Page – Bullets**

   Please add the following, as applicable:

   The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

5. **Prospectus Summary**

   a. Please provide cross-references to the relevant disclosures elsewhere in the prospectus or SAI of key features of the offering that are summarized in the Prospectus Summary. *See* Instruction to Item 3.2 of Form N-2.

   b. *Leverage*. The Fund may use derivatives including credit default swaps. Please disclose if the Fund may write credit default swaps and include appropriate risk disclosures.

   c. *Investment Strategies.* The disclosure states that the Fund's investment team may also consider ESG factors in its investment decisions. Please provide examples of such ESG factors. Also, state whether ESG factors are considered for all investments and, if not, explain how ESG factors are applied and to which investments. In addition, explain whether an investment could be made in a security that rates poorly with regard to ESG criteria if it rates strongly on other non-ESG factors.

6. **Investment Objectives, Strategies, and Principal Risks**

   a. The Fund "may invest up to 100% of its net assets" in inverse floaters. Please consider revising the disclosure here and throughout the Registration Statement to clarify (a) whether the Fund expects to invest a substantial portion of its net assets in inverse floaters, and (b) how inverse floaters are treated for the purposes of the Fund's 80% test under rule 35d-1 (*e.g.*, are inverse floaters the "other securities" referred to in the Fund's 80% test).

   b. *Portfolio Composition*. In the appropriate sections of the Registration Statement, including the Prospectus Summary, please also summarize briefly the basic elements of tender option bond (TOB) transactions, the Fund's use of TOB trusts, the types of interests issued by the TOB trust, how the Fund obtains exposure to the underlying markets, and what gives rise to leverage. Please ensure risks associated with TOB trusts inverse floaters are adequately discussed. For example, consider adding disclosure that explains the risks related to early termination of a TOB trust and any potentially negative ramifications for the Fund and its shareholders.

7. **Summary of Fund Expenses**

Please confirm that the fee waiver contained in the operating expense limitation agreement between the adviser and the funds will be in place for at least one year from the effective date of the Registration Statement. Please disclose if the adviser is entitled to recoup waived fees.

8. **Portfolio Composition**

a. *Illiquid and Restricted Securities* (p. 20) The disclosure states: "to the extent consistent with the liquidity requirements applicable to interval funds under rule 23c-3 under the 1940 Act, the Fund may invest without limit in illiquid securities." Please explain supplementally the reference to "liquidity requirements" under rule 23c-3.

b. *Options* (p. 21) The Fund may purchase call and put options and write call and put options contracts. If these are principal strategies of the Fund, please summarize in the prospectus summary and confirm related risks are disclosed.

9. **Reinvestment Privilege**

(p. 42) The Fund describes in this subsection a privilege to reinvest proceeds if an investor should "redeem Class A Shares of a Lord Abbett Fund." Please redraft this disclosure to clarify that investors cannot not redeem Shares at will; proceeds for Shares are obtained as part of repurchase offers.

Statement of Additional Information

10. **Investment Restrictions** (p. 3-1)

The staff notes that the Fund has an investment restriction related to concentration of investments. Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund's compliance with its concentration policies. Please add disclosure to this effect in the SAI. Please also reconcile the statement in the prospectus that the Fund may invest up to 100% of its net assets in private activity bonds with this concentration fundamental policy.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in amendments to the Registration Statement. If you believe that you do not need to make changes to the Registration Statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the Registration Statement, the Registration Statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the Registration Statement and any additional amendments to it.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/

Alberto H. Zapata
Senior Counsel
Disclosure Review and Accounting Office

cc: Andrea Ottomanelli Magovern, Assistant Director
        Asen Parachkevov, Branch Chief